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19011083

SEP 2 6 2019

Washington, DC

A... [ANNUAL AUDITED REPORT]

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-41231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2018 (MM/DD/YY) AND ENDING 07/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST DALLAS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 MAPLE AVENUE
(No. and Street)

DALLAS	TEXAS	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL RASK (214) 954-9125

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP

(Name – *if individual, state last, first, middle name*)

14555 DALLAS PARKWAY, SUITE 300	DALLAS	TEXAS	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MICHAEL RASK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST DALLAS SECURITIES, INC., as of JULY 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

TONNETTE M LEYUAS
Notary ID #125830671
My Commission Expires
October 24, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DALLAS SECURITIES, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Dallas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the Company) as of July 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
September 24, 2019
We have served as the Company's auditor since 2016.

First Dallas Securities, Inc.
Statement of Financial Condition
July 31, 2019

ASSETS

Cash and cash equivalents	$	1,188,775
Receivable from broker-dealers and clearing organizations		420,842
Other assets		9,894
TOTAL ASSETS	$	1,619,511

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	136,321
Due to Parent		149,365
TOTAL LIABILITIES		285,686
STOCKHOLDER'S EQUITY		
Common stock, 1,000,000 authorized, with $.05 par value; 10,000 shares issued and outstanding		500
Additional paid-in capital		61,200
Retained earnings		1,272,125
TOTAL STOCKHOLDER'S EQUITY		1,333,825
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,619,511

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Income
For the Year Ended July 31, 2019

Revenues:		
Commissions	$	3,681,744
Distribution fees		395,371
Other income		246,714
Interest and dividend income		16,879
Unrealized gains		1,649
Total revenues		4,342,357
Expenses:		
Registered representatives commissions		1,046,300
Commissions and clearance paid all other brokers		283,482
Regulatory fees and expenses		53,802
Other expenses		2,748,823
Losses in error account		4,608
Total expenses		4,137,015
Net income before taxes		205,342
Provision for income taxes		10,600
Net income	$	194,742

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at July 31, 2018	$ 500	$ 61,200	$ 1,277,383	$ 1,339,083
Dividends			(200,000)	(200,000)
Net Income			194,742	194,742
Balances at July 31, 2019	$ 500	$ 61,200	$ 1,272,125	$ 1,333,825

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.

Statement of Cash Flows

For the Year Ended July 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	194,742
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		(23,259)
Increase in other assets		700
Increase in accrued expenses and liabilities		54,241
Increase in due to Parent		74,163
Net cash flows provided by operating activities		300,587
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flows provided by (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(200,000)
Net cash flows used in financing activities		(200,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		100,587
CASH AND CASH EQUIVALENTS, at the beginning of the year		1,088,188
CASH AND CASH EQUIVALENTS, at the end of the year	$	1,188,775

The accompanying notes are an integral part of these financial statements.

First Dallas Securities, Inc.

Notes to Financial Statements
July 31, 2019

Note 1 -Summary of Significant Accounting Policies

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of Hodges Capital Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows.

The Company's federal and state tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2019, the Company had net capital of $1,272,412 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -Income Taxes

The Company is a member of a group that files a consolidated federal tax return. The group filed for an S-Corporation election that became effective on August 1, 2017. Therefore, there are no federal income taxes reflected within these financial statements as income tax is the responsibility of the members of the Parent. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent state income taxes.

Note 5 -Related Party Transactions

The Parent, pursuant to a services agreement, provides all of the general administrative expenses for the Company. The Company incurred $1,424,631 in administrative fees, $10,600 in income taxes, and $1,130,000 in management fees to the Parent during the year ended July 31, 2019. The Company also incurred fees of $948,236 which the Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2019 the Company owed the Parent $149,365.

The Company receives income from mutual funds ("Funds") that are managed by Hodges Capital Management, Inc. which is owned by the Parent. These Funds paid to the Company securities commissions of $408,304 for the year ended July 31, 2019.

Note 6 -Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2019. The balances at July 31, 2019 were $522,269 in cash in banks and $666,507 in money market mutual funds. The risk is managed by maintaining all deposits in high quality institutions. The Company did not experience any losses during the year ended July 31, 2019 related to these concentrations.

Note 7- Revenue Recognition

Recently Adopted Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on August 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 7- Revenue Recognition (continued)

Revenues

Adoption of ASC Topic 606, Revenue from Contracts with Customers
On August 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic606") using the modified retrospective method applied to those contracts which were not completed as of August 1, 2018. Results for reporting periods beginning after August 1, 2018 are presented under Topic 606. There was no impact to retained earnings as of August 1, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on prevailing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Securities readily marketable are carried at fair value based upon quoted market prices. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Note 8 -Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an Indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will Indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of July 31, 2019

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,333,825
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabllities	1,333,825
Deductions and/or charges	
Non-allowable assets: Receivables non-allowable	(34,600)
Other assets	(9,894)
Other deductions and/or charges	-
Net capital before haircuts on securities positions	1,289,331
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)	
Other securities	(16,919)
Net capital	$ 1,272,412

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 136,321
Due to Parent	149,365
Total aggregate indebtedness	$ 285,686

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 19,046
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 1,022,412
Ratio: Aggregate Indebtedness to net capital	.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3·1 from the Company's computation.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) First Dallas Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provisions) under which First Dallas Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, and (2) First Dallas Securities, Inc. stated that First Dallas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
September 24, 2019

First Dallas Securities' Exemption Report

First Dallas Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

First Dallas Securities

I, Michael Rask, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Mike Rask

Title: President

Date: 9/17/2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
First Dallas Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by First Dallas Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended July 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended July 31,2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended July 31,2019 noting total reported on the Annual Audit report was $38,734 higher than reported on form SIPC-7.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended July 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
September 24, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 7/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-41231 FINRA JUL 06/12/1989
FIRST DALLAS SECURITIES INC
2905 MAPLE AVENUE
DALLAS, TX 75201

APPROVED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRETT RAINEY 214-665-9123

PAID
AUG 21 2019
CHECK #:
13062

2. A. General Assessment (item 2e from page 2) $ 5,099.57

B. Less payment made with SIPC-6 filed (exclude interest) (2,902.51)

____
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 2,197.06

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,197.06

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,197.06

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST DALLAS SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

ROBERT KERCH
(Authorized Signature)

PRESIDENT & CCO
(Title)

Dated the 16th day of AUGUST, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1/2018
and ending 7/31/2019

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,303,623

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 601,524

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 288,090

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 14,294

Enter the greater of line (i) or (ii) 14,294

Total deductions 903,908

2d. SIPC Net Operating Revenues $ 3,399,715

2e. General Assessment @ .0015 $ 5,099.57

(to page 1, line 2.A.)